[redacted]

SECURI 15025380 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section RECEIVED MAR 13 2015 WASH., D.C. 201

SEC FILE NUMBER
8- 68410

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ditto Trade, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Monroe, Suite #1430

(No. and Street)

Chicago, Illinois 60606

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Frost, Ruttenberg & Rothblatt P.C.

(Name – *if individual, state last, first, middle name*)

111 S. Pfingsten Road • Suite 300 Deerfield, Illinois 60015

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 3/17/15

OATH OR AFFIRMATION

I, David J. Rosenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ditto Trade, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Notary Public

OFFICIAL SEAL
PABLO ESPINOSA
Notary Public - State of Illinois
My Commission Expires Aug 25, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frost Ruttenberg & Rothblatt PC
CPAs & Business Advisors

DITTO TRADE, INC.

FINANCIAL STATEMENTS

December 31, 2014
AVAILABLE FOR PUBLIC INSPECTION



Frost
Ruttenberg &
Rothblatt PC
CPAs & Business Advisors

111 S. Pfingsten Road
Suite 300
Deerfield, Illinois 60015
Main 847.236.1111

Report on Independent Registered Public Accounting Firm

Board of Directors
Ditto Trade, Inc.

We have audited the accompanying statement of financial condition of Ditto Trade, Inc. (an Illinois corporation) (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ditto Trade, Inc. as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Frost, Ruttenberg & Rothblatt, P.C.

March 10, 2015
Deerfield, Illinois

DITTO TRADE, INC.

Statement of Financial Condition

December 31, 2014

ASSETS

Cash	$ 626
Deposit with broker-dealer	250,994
Receivable from broker-dealer	17,485
	$ 269,105

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts Payable	$ 31,301
Payable to an affiliate	4,241
	35,542
Stockholder's equity	
Common stock, no par value; 100 shares authorized, issued, and outstanding	-
Additional paid-in capital	713,620
Retained deficit	(480,057)
	233,563
	$ 269,105

See accompanying notes.

1. Organization and Business

Ditto Trade, Inc. (the "Company") is a corporation organized under the laws of the State of Illinois on September 21, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly-owned subsidiary of SoVesTech, Inc. (f/k/a Ditto Holdings, Inc.), a Delaware corporation (the "Parent"). The Company clears all of its transactions on a fully-disclosed basis with APEX Clearing Corporation. The Company's operations consist primarily of providing online trading of stocks and options to customers throughout the United States.

2. Summary of Significant Accounting Policies

Revenue and Expense Recognition from Securities Transactions
Securities transactions and the related revenues and expenses are recorded on a trade-date basis. Interest income is recorded on an accrual basis.

Income Taxes
The Company provides for taxes in accordance with ASC 740, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

The Company accounts for any potential interest or penalites related to the possible future liabilities for unrecognized income tax benefits as other expense. The Company is no longer subject to examination by tax authorities for federal, state or local income taxes for periods before 2011.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's clearing firm on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the clearing firm, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

3. Off-Balance-Sheet Risk, Continued

Commissions receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the clearing firm. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the clearing firms with which it conducts business.

4. Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or the clearing firm is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Note Payable to Parent

At December 31, 2014, the Company had a note payable to the Parent with the following terms:

Effective Date	Amount	Maturity Date	Interest Rate
12/31/14	$4,241	Due on demand	2%

This note falls into a $500,000 line agreement between the Company and the Parent, with repayment options to expense or pay back in full. The maturity date for the line of credit is December 31, 2016.

6. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

6. Fair Value Disclosure, Continued

- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2014, the Company held no Level 1, Level 2, or Level 3 investments.

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has entered into clearing agreements with its clearing firm to guarantee the performance of its customers in meeting contracted obligations. As previously mentioned, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

8. Related Party Transactions

At December 31, 2014, the Company had a note payable to the Parent of $4,241 (See note 5).

The Parent is Lessee, and sublessor to the Company, as well as co-tenant of the office occupied by the Company. The base monthly rent is $9,285.42. The Company occupies one-half the space and the Company and the Parent have a sublease agreement pursuant to which the Company is responsible to the Parent for one-half the rental amount.

8. Related Party Transactions, Continued

The Company leases software from the Parent for $10,000 per month. For the year ended December 31, 2014, the Company had $70,000 of expenses associated with this lease.

9. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2014, the Company had net capital and net capital requirements of $233,563 and $5,000, respectively.

10. Pending Litigation

In September 2013, the Company terminated a former officer (and Director of the Parent) for cause, including failure to obtain the necessary license to fulfill his duties. As a result of actions taken by this former officer before and after his termination, the Parent filed suit against this individual for among other things, breach of fiduciary duty and tortious interference with prospective advantage. The former officer in turn sued the Parent and the Company for, among other things, breach of his employment contract. The litigation is ongoing and the Company has expressed confidence in its case and in the outcome.

In September 2013, the same former officer, in what the Company believes was a calculated effort to damage the Company and defame its CEO, sent a letter to the SEC and FINRA with what the Company has asserted were knowingly false allegations regarding possible wrongful conduct involving the Company and certain senior officers of the Company. The Company and the Parent have vigorously denied these allegations.

Also in September 2013, the Board of Directors of the Parent engaged the Chicago law firm of Goldberg Kohn to conduct an independent investigation into the allegations made by the former officer. In early 2014, after reviewing over 60,000 pages of documents and conducting more than a dozen interviews, the independent counsel delivered its report. The report found no basis for any of the allegations of wrongdoing made by the former officer.

The Company is currently in settlement discussions with FINRA, which settlement would involve a single matter that is unrelated to the allegations made by the former officer.

The SEC has not pursued claims against the Company.

11. Subsequent Events

The Company's management has evaluated events and transactions through March 10, 2015, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements, other than the disclosures in Note 10.